EXHIBIT 21.1

INDEPENDENT BANKSHARES, INC.
LIST OF SUBSIDIARIES
DECEMBER 31, 1999

	NAME	STATE OF INCORPORATION
Parent:	Independent Bankshares, Inc.	Texas
Non-banking Subsidiaries:	Independent Financial Corp. Independent Capital Trust	Delaware Delaware
Banking Subsidiaries:	First State Bank, National Association	Texas